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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Averion International Corp.
(Name of Issuer)
Common Stock, 0.01 par value
(Title of Class of Securities)
45032A104
(CUSIP Number)
ComVest Investment Partners II LLC
One North Clematis Street, Suite 300
West Palm Beach, Florida 33401
(561) 868-6074

Copy to:

Jose Gordo, Esq.
Akerman Senterfitt
One SE Third Avenue
Miami, Florida 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	2	of	10

1	NAMES OF REPORTING PERSONS ComVest Investment Partners II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,039,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

317,039,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,039,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	3	of	10

1	NAMES OF REPORTING PERSONS ComVest II Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,039,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

317,039,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,039,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	4	of	10

1	NAMES OF REPORTING PERSONS ComVest Group Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,039,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

317,039,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,039,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	5	of	10

1	NAMES OF REPORTING PERSONS Michael S. Falk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,039,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

317,039,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,039,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	6	of	10

1	NAMES OF REPORTING PERSONS Robert L. Priddy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		317,039,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

317, 039, 235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,039,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	7	of	10
     This Amendment No. 3 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Averion International Corp., a Delaware corporation (the “Issuer” or “Averion”), initially filed on November 21, 2005, as amended by Amendment No. 1 thereto filed on January 13, 2006 and Amendment No. 2 thereto filed on September 13, 2006 (as so amended, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:
     On November 28, 2006, ComVest Investment Partners II LLC converted 5,000 shares of the Issuer’s Series D Preferred Stock into 71,428,500 shares of the Issuer’s Common Stock.
     On June 1, 2007, the Issuer granted an option (the ‘Option”) to purchase 1,500,000 shares of the Issuer’s Common Stock to Mr. Falk. The Option vests in four equal 25% increments on each of the first, second, third and fourth anniversaries of the grant date. Mr. Falk may be deemed to beneficially own the shares of Common Stock underlying the Option solely for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.
     On October 31, 2007, as part of a debt financing transaction (the “Financing Transaction”), the Issuer entered into a securities purchase agreement pursuant to which it agreed to sell senior secured notes in the aggregate principal amount of $26,000,000 (the “Notes”) and issue an aggregate of 124,800,000 shares of the Issuer’s Common Stock to various investors (the “Investors”). On October 31, 2007, ComVest Investment Partners II LLC, one of the Investors, purchased a Note in the principal amount of $11,000,000 and received 52,800,000 shares of the Issuer’s Common Stock. The Notes bear interest, payable quarterly in arrears, at the rate of 3% in the first year, 10% in the second year and 15% in the third year. The Notes are prepayable at any time and become fully due and payable on October 31, 2010. Pursuant to a registration rights agreement, the Issuer agreed to file a registration statement covering all of the shares issued in the Financing Transaction within 80 days of October 31, 2007. Under the registration rights agreement, the Investors are entitled to liquidated damages under certain circumstances if the Issuer does not satisfy its registration obligations. Additionally, the Issuer agreed that, from October 31, 2007 until the date that no Notes remain outstanding, before the Issuer enters into any debt or equity financing or issues any debt or equity securities, subject to certain exceptions, it must give the Investors the option to purchase up to an aggregate of 25% of the total amount of securities to be issued in such transaction on a pro rata basis.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b)
     As of November 7, 2007, ComVest Investment Partners II LLC was the record and beneficial owner of 317,039,235 shares of the Issuer’s Common Stock, representing approximately 50.8% of the Issuer’s issued and outstanding Common Stock.
     As of November 7, 2007, ComVest II Partners, LLC may be deemed to beneficially own 317,039,235 shares of the Issuer’s Common Stock, representing approximately 50.8% of the Issuer’s issued and outstanding Common Stock.
     As of November 7, 2007, ComVest Group Holdings LLC may be deemed to beneficially own 317,039,235 shares of the Issuer’s Common Stock, representing approximately 50.8% of the Issuer’s issued and outstanding Common Stock.
     As of November 7, 2007, Michael S. Falk may be deemed to beneficially own 317,039,235 shares of the Issuer’s issued and outstanding Common Stock, representing approximately 50.8% of the Issuer’s issued and outstanding Common Stock. In addition, Mr. Falk may be deemed to beneficially own, solely for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, 1,500,000 shares of the Issuer’s Common Stock that are subject to an option granted to Mr. Falk on June 1, 2007.
     As of November 7, 2007, Robert L. Priddy may be deemed to beneficially own 317,039,235 shares of the Issuer’s Common Stock, representing approximately 50.8% of the Issuer’s issued and outstanding Common Stock.

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	8	of	10
     Messrs. Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest Investment Partners II LLC) may be deemed to beneficially own the shares of Common Stock beneficially owned by ComVest Investment Partners II LLC. However, Messrs. Falk and Priddy disclaim any beneficial ownership of such shares.
     See rows 7-10 of each cover page for information on the power to vote or direct the vote and the power to dispose of direct the disposition of shares of the Issuer’s common stock by the persons named in this Schedule 13D.
(c)
     Except as set forth in Item 3 above, none of the persons named in this Schedule 13D have engaged in any transaction during the past 60 days in any shares of Issuer’s Common Stock.
(d)
     Not applicable.
(e)
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     1. Joint Filing Agreement, dated as of November 7, 2007.

CUSIP No.	45032A104	AMENDED SCHEDULE 13D	Page	9	of	10
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007	ComVest Investment Partners II LLC By: ComVest II Partners, LLC, its Managing Member
	By:	/s/ Michael S. Falk
		Name:	Michael S. Falk
		Title:	Managing Member

Dated: November 7, 2007	ComVest II Partners, LLC
	By:	/s/ Michael S. Falk
		Name:	Michael S. Falk
		Title:	Managing Member

Dated: November 7, 2007	ComVest Group Holdings, LLC
	By:	/s/ Michael S. Falk
		Name:	Michael S. Falk
		Title:	Chairman and Managing Member

Dated: November 7, 2007	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: November 7, 2007	/s/ Robert L. Priddy
Robert L. Priddy, individually